UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37245M702
(CUSIP Number)

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633

January 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 6 Pages)

CUSIP No.	37245M702	SCHEDULE 13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON Raymond P. Warrell, Jr., M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,897,861 (1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

36,897,861 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,897,861 (1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of Common Stock underlying restricted stock units held by the Reporting Persons (which does not reflect the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and 28,000,000 shares of Common Stock underlying the March Warrants, which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding.  Does not include any shares underlying the June 2008 Notes held by the Reporting Persons, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding.

CUSIP No.	37245M702	SCHEDULE 13D	Page	3	of	6	Pages

1	NAME OF REPORTING PERSON Loretta M. Itri, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,897,861 (1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

36,897,861 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,897,861 (1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of Common Stock underlying restricted stock units held by the Reporting Persons (which does not reflect the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act) and 28,000,000 shares of Common Stock underlying the March Warrants, which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding.  Does not include any shares underlying the June 2008 Notes held by the Reporting Persons, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding.

EXPLANATORY NOTE

     This Amendment No. 2 to the Schedule 13D amends Item 5 of the Schedule 13D, filed May 19, 2000, by Raymond P. Warrell, Jr., M.D. and Loretta M. Itri, M.D., Dr. Warrell’s wife (collectively, the “Reporting Persons”), relating to the Common Stock, $0.001 par value per share, of Genta Incorporated, a Delaware corporation (the “Company”), and Amendment No. 1 to the Schedule 13D, filed October 9, 2009, by the Reporting Persons relating to the Common Stock, $0.001 par value per share, of the Company to update disclosure of the Reporting Persons’ beneficial ownership of shares of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

     (a) Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act or any beneficial ownership limitations set forth in the securities held by the Reporting Persons, Dr. Warrell may be deemed to beneficially own an aggregate of 1,122,203,838 shares of Common Stock, representing 76.9% of the Common Stock outstanding (which was 336,892,010 as of January 10, 2011), comprised of 3,032,671 shares underlying the June 2008 Notes held by Dr. Warrell, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding, which are held in Dr. Warrell’s individual retirement account, 551,770,422 shares underlying the June 2008 Notes held by Dr. Warrell which are held in a joint account with Dr. Itri, 4,549,021 shares underlying the June 2008 Notes held by Dr. Warrell which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 496,944,714 shares underlying warrants to purchase Common Stock issued to Dr. Warrell on March 10, 2010 (the “March Warrants”), which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 56,250,980 shares underlying warrants to purchase Common Stock issued to Dr. Warrell on December 14, 2010 (the “December Warrants”), which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 303,267 shares underlying the December Warrants, which are held in Dr. Warrell’s individual retirement account, 454,902 shares underlying the December Warrants, which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 6,267,704 shares underlying restricted stock units held by Dr. Warrell and 2,630,157 shares underlying restricted stock units held by Dr. Itri.  The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended (the “Securities Act”), or otherwise, the beneficial owner of any of the securities held by Dr. Itri’s individual retirement account or underlying the restricted stock units held by Dr. Itri.

     Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Itri may be deemed to beneficially own an aggregate of 1,122,203,838 shares of Common Stock, representing 76.9% of the Common Stock outstanding (which was 336,892,010 as of January 10, 2011), comprised of 3,032,671 shares underlying the June 2008 Notes held by Dr. Warrell, which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, 551,770,422 shares underlying the June 2008 Notes held by Dr. Warrell which are held in a joint account with Dr. Itri, 4,549,021 shares underlying the June 2008 Notes held by Dr. Warrell which are held in Dr. Itri’s individual retirement account, 496,944,714 shares underlying the March Warrants, which are held in a joint account with Dr. Itri, 56,250,980 shares underlying the December Warrants, which are held in a joint account with Dr. Itri, 303,267 shares underlying the December Warrants, which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, 454,902 shares underlying the December Warrants, which are held in Dr. Itri’s individual retirement account, 6,267,704 shares underlying restricted stock units held by Dr. Warrell and 2,630,157 shares underlying restricted stock units held by Dr. Itri.  The filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the securities held by Dr. Warrell’s individual retirement account, underlying the June 2008 Notes held by Dr. Warrell, underlying the March Warrants or December Warrants or underlying the restricted stock units held by Dr. Warrell.

     (b) As husband and wife sharing the same household, the Reporting Persons may be deemed to have shared voting and dispositive power, either directly or indirectly, over all of the 1,122,203,838 shares set forth on this Statement.  The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the securities held by Dr. Itri’s individual retirement account or underlying the restricted stock units held by Dr. Itri.  Additionally, the filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the securities held by Dr. Warrell’s individual retirement account, underlying the June 2008 Notes held by Dr. Warrell, underlying the March Warrants or December Warrants or underlying the restricted stock units held by Dr. Warrell.

     (c) Except as reported on the Reporting Persons’ Forms 4, the Reporting Persons have not effected any transaction in shares of the Common Stock during the past 60 days.

     (d) The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in a joint account by the Reporting Persons.  Dr. Warrell has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in his individual retirement account, the Common Stock underlying the June 2008 Notes held by him and the Common Stock underlying the restricted stock units held by him.  Dr. Itri has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in her individual retirement account and the Common Stock underlying the restricted stock units held by her.

     (e) Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2011

/s/ Raymond P. Warrell, Jr., M.D. Raymond P. Warrell, Jr. M.D.

/s/ Loretta M. Itri, M.D. Loretta M. Itri, M.D.